Exhibit 23.1

Consent of Independent Registered Public Accounting Firms

The Board of Directors

BHP Billiton Limited and BHP Billiton Plc:

We consent to the use of our reports dated 15 September 2008, with respect to the consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2008, and the effectiveness of internal control over financial reporting as of 30 June 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report makes reference to a change in accounting for interests in jointly controlled entities.

/S/ KPMG AUDIT PLC KPMG Audit Plc London, United Kingdom 6 October 2008	/S/ KMPG KPMG Melbourne, Australia 6 October 2008